UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

18 November 2004

BLUE SQUARE – ISRAEL LTD.
2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD. BY: /S/ Iris Penso —————————————— Iris Penso, Adv. General Counsel & Corporate Secretary

Company Contact:
         Blue Square-Israel Ltd.
         Emanuel Avner, CFO
         Toll-free telephone from U.S. and Canada: 888-572-4698
         Telephone from rest of world: 972-3-928-2220
         Fax: 972-3-928-2299
         Email: cfo@coop.co.il

BLUE SQUARE – ISRAEL LTD. ANNOUNCES RESULTS OF
THE THIRD QUARTER OF 2004

— Sales Rise 3.4% With 3.7% Operating Margin For the Third Quarter of 2004 —
— Aggressive Expansion Continues —

ROSH HA’AYIN, Israel – November 18, 2004 – Blue Square-Israel Ltd. (NYSE: BSI) today announced results for the third quarter and nine month period ended September 30, 2004.

NOTE: Israeli GAAP Accounting Standard No. 12: Through the end of 2003, Israeli GAAP required all Israeli companies to adjust their financial statements to reflect changes in the Israeli CPI. However, the adoption of Israeli GAAP Accounting Standard No. 12 on January 1, 2004 requires all companies to revert to nominal reporting. To assure a meaningful comparison between the Company’s 2004 results, which are reported nominally, and its 2003 results, which are adjusted for changes in the CPI, please refer to NOTE A at the end of this report.

Results for the Third Quarter
Revenues: Revenues for the third quarter of 2004 increased by 3.4% to NIS 1,384.5 million(a) (U.S. $308.9 million)(b) compared to NIS 1,339.2 million in the third quarter of 2003. The increase was related primarily to the fact that the Company opened stores during the period, together with the timing of the fall holidays, which fell entirely within the third quarter of 2004, but only partially within the third quarter of 2003.

Gross Profit: Gross profit for the third quarter of 2004 decreased by 0.8% to NIS 354.5 million (U.S. $79.1 million) compared to NIS 357.4 million in the third quarter of 2003, while gross margin for the quarter declined to 25.6% from 26.7% in the parallel period. This reflects an increase in discounted sales as a percentage of the overall sales mixture due to the Company’s brand consolidation program, especially the conversion of Co-op stores to Super Centers and Super Centers to Megas and Shefa Shuks. This effect was offset somewhat by improved buying terms with suppliers.

Selling, General, and Administrative Expenses: The Company’s selling, general, and administrative expenses for the third quarter of 2004 increased by 0.8% to NIS 303.3 million (U.S. $67.7 million) compared to NIS 300.9 million in the third quarter of 2003. This reflects significant ongoing investment in aggressive sales and marketing campaigns. At the same time, the Company continues to benefit from its efficiency efforts.

EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization): EBITDA (excluding one-time expenses) for the third quarter of 2004 was NIS 87 million (U.S. $19.4 million), a decrease of 6.4% compared to NIS 93 million in the third quarter of 2003. EBITDA margin for the period was 6.3%, compared to 6.9% for the third quarter of 2003.

Operating Income: Operating income for the third quarter of 2004 decreased by 9.2% to NIS 51.3 million (U.S. $11.4 million) compared to NIS 56.5 million in the third quarter of 2003. This reflects the combination of a lower gross margin for the quarter together with increased operating expenses. Operating margin for the quarter decreased to 3.7% compared to 4.2% in the third quarter of 2003. The Company believes that the success of its expansion and market share strategies will drive top-line growth that will return its operating margins to higher levels.

Financial Expenses: The Company recorded financial expenses of NIS 13.9 million (U.S. $3.1 million) in the third quarter of 2004 compared to NIS 14.0 million in the comparable period of 2003.

Other Expenses: Other Expenses (net) for the third quarter of 2004 were NIS 3.4 million (U.S. $0.8 million), consisting NIS 4.2 million provisions related to the dismissal of 26 employees from the Company’s Headquarters. Other Expenses for the third quarter of 2003 were NIS 63.7 consisting NIS 61.2 million reflecting provisions for store closures and employee dismissals.

Net Income: The Company’s net income for the third quarter of 2004 was NIS 18.9 million (U.S. $4.2 million), or NIS 0.49 per ADS (U.S. $0.11), compared to a loss of NIS 17.1 million, or NIS 0.45 per ADS, for the comparable period of 2003. Excluding the one-time expenses explained above, net income for the third quarter of 2004 and 2003 was NIS 21.3 and 19.4 million respectively. As such, net income for the third quarter of 2004 increased by 10% compared to the third quarter of 2003.

Other Operating Data:
—	The Company’s Same Store Sales for the quarter decreased by 0.7% as compared to the comparable quarter, reflecting the opening of stores by the Company and its competitors. During the third quarter of 2003, Same Store Sales decreased by 9.9% compared with the same quarter of the prior fiscal year.
—	During the third quarter of 2004, the Company opened 3 stores and closed 1 store, adding a net total of 2,900 square meters to the chain.
—	The Company’s sales per employee increased by 6.0% in the quarter compared to the third quarter of 2003, reaching NIS 202,000 (U.S. $45,000) per employee.

Results for the Nine Month Period
Revenues: The Company’s revenues for the first nine months of 2004 increased by 2.9% to NIS 3,988.9 million(a) (U.S. $890.0 million)(b) compared to NIS 3,875.1 million in the parallel period of 2003. This reflects the Company’s expansion during the period, the success of its aggressive sales and marketing campaigns and the timing of the fall holidays.

Gross Profit: Gross profit for the first nine months of 2004 increased by 1.1% to NIS 1,043.4 million (U.S. $232.8 million) compared to NIS 1,031.7 million in the first nine months of 2003 reflecting the higher level of sales mitigated by a decrease in the gross margin to 26.2% in the period compared to 26.6% in the first nine months of 2003. This reflected the Company’s brand consolidation program, under which it is converting stores to lower-price formats, offset somewhat by improved buying terms with suppliers.

Selling, General, and Administrative Expenses: The Company’s selling, general, and administrative expenses for the first nine months of 2004 decreased by 0.8% to NIS 886.0 million (U.S. $197.7 million) compared to NIS 893.5 million in the first nine months of 2003. As a percentage of revenues, SG&A for the period decreased from 23.1% in the parallel period of 2003 to 22.2% in the first nine months of 2004. This reflects continued success of the Company’s ongoing efficiency efforts.

EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization): EBITDA (excluding one-time charges) for the first nine months of 2004 was NIS 263 million (U.S. $58.7 million), an increase of 8.2% compared to NIS 243 million in the first nine months of 2003. EBITDA margin for the period was 6.6%, compared to 6.2% for the first nine months of 2003.

Operating Income: Operating income for the first nine months of 2004 increased by 13.9% to NIS 157.4 million (U.S. $35.1 million) compared to NIS 138.2 million in the first nine months of 2003. This reflects the increase in sales for the period, together with lower operating expenses. Operating margin for the first nine months increased to 3.9% compared to 3.6% in the first nine months of 2003.

Financial Expenses: The Company recorded financial expenses of NIS 41.4 million (U.S. $9.2 million) in the first three quarters of 2004 compared to NIS 32.8 million in the comparable period of 2003. The higher level of financial expenses for 2004 reflects increased total debt following the Company’s issuance of debentures in August 2003, together with dividend payments made during the year, offset by the effect of the transition to nominal financial reports in 2004.

Other Expenses: Other expenses (net) for the first nine months of 2004 were NIS 9.7 million (U.S. $2.2 million) compared to NIS 134.0 million in the parallel period of 2003. Other expenses for the first nine months of 2004 included a one-time expense of NIS 4.2 million (U.S. $0.9 million) related to the dismissal of 26 employees from the Company’s Headquarters. Other Expenses for the first nine months of 2003 included a one-time provision of NIS 61.2 million for store closures and employee dismissals and a non-recurring expense of NIS 64.4 million related to an agreement between the Company and its employees.

Taxes On Income: The Company’s Taxes On Income for the first nine months of 2004 were NIS 38.2 million (U.S. $8.5 million) compared to a Tax Benefit of NIS 8.5 million in the parallel period of 2003. In accordance with the Income Tax Ordinance Amendment adopted on June 29, 2004, which provides for the gradual reduction in the rate of corporate tax commencing from January 1, 2004, the Company’s nominal tax rate for 2004 has been reduced from 36% to 35%; in addition, further reductions will come into effect at the beginning of 2005, 2006, and 2007 until a final tax rate of 30% is achieved.

Net Income: The Company’s net income for the first nine months of 2004 was NIS 52.8 million (U.S. $11.8 million), or NIS 1.37 per ADS (U.S. $0.31), compared to a net loss of NIS 29.4 million, or NIS 0.77 per ADS, for the first three quarters of 2003. Excluding the one-time expenses explained above, net income for the first nine months of 2004 and 2003 was NIS 56.8 and 45.9 million respectively. As such, net income for the first nine months of 2004 increased by 23.9% compared to the first nine months of 2003.

Other Operating Data:
—	The Company’s Same Store Sales for the first nine months decreased by 1.9% compared to the parallel period of 2003. During the first nine months of 2003, Same Store Sales decreased by 12.4% compared with the same period of the prior fiscal year.
—	During the first nine months of 2004, the Company opened 7 stores and closed 4 stores, adding a net total of 9,200 square meters to the chain. In addition, during the period the Company converted 4 stores to the MEGA brand, 12 stores to the Shefa Shuk brand, and 19 stores to the Super Center brand.
—	The Company's sales per employee increased by 5.5% during the period, reaching NIS 594,000 (U.S. $133,000) per employee.

Comments of Management
Commenting on the results, Mr. Gil Unger, Blue Square’s President and CEO, said, “Our brand consolidation and expansion program continues to pay off with rising revenues and profits. During the quarter, we continued building market share at the expense of the other large chains, demonstrating our ability to flourish in a competitive marketplace still affected by recession. Although our policies of aggressive sales and marketing, increased store density in competitive regions and store conversions to lower-priced formats have reduced our margins, the increase in revenues and market-share that they are delivering will more than compensate over the long-term.

“We continue to prepare for new Near-Food (toiletries, cleaning products, etc.) and Non-Food (housewares, textiles, etc.) initiatives, markets that offer us significant potential for growth. At the same time, we have begun executing new programs aimed at reducing operating expenses in both branches and Headquarters. For example, we reduced Headquarters staff by an additional 26 positions during the quarter, and see room for additional savings throughout the chain.”

Mr. Unger concluded, “Overall, we are on track in the execution of a work plan that is increasing our revenues, profits and market share and positioning us for continued growth. We are working on all fronts to increase the long-term value of the Company for our shareholders.”

NOTE A: Transition to Nominal-Historical Financial Reporting
With effect from January 1, 2004, the Company has adopted the provisions of Standard No. 12 -“Discontinuance of Adjusting Financial Statements for Inflation” – of the Israel Accounting Standard Boards and, pursuant thereto, the Company has discontinued, from the aforesaid date, the practice of adjusting its financial statements for the effects of inflation.

1)	Through December 31, 2003, the Company prepared its financial statements on the basis of historical cost adjusted for the changes in the general purchasing power of Israeli currency (hereafter – “NIS”), based upon changes in the consumer price index (hereafter - “the CPI”) , in accordance with pronouncements of the Institute of Certified Public Accountants in Israel (hereafter – “the Israeli Institute”). The adjusted amounts, as above, presented in the financial statements as of December 31, 2003 (hereafter – “the transition date”), are used as the opening balances for the nominal-historical financial reporting in the following periods. Additions made after the transition date have been included in the financial statements at their nominal values.

2)	The comparative figures included in these financial statements are based on the adjusted financial statements for the prior reporting periods, as previously presented, after adjustment to the CPI for December 2003 (the CPI in effect at the transition date).

3)	The amounts reported for periods after the transition date are composed as follows: all the amounts originating from the period prior to the transition date are composed of their adjusted amount at the transition date, with the addition of amounts in nominal values that were added after the transition date, and net of amounts that were deducted after the transition date (the retirement of such sums is effected at their adjusted values as of transition date, their nominal values, or a combination of the two, according to the circumstances). All the amounts originating from the period after the transition date are included in the financial statements at their nominal values.

NOTE B: Convenience Translation to Dollars
The convenience translation of the Adjusted New Israeli Shekel (NIS) into U.S. dollars was made at the rate of exchange prevailing at September 30, 2004: U.S. $1.00 equals NIS 4.482. The translation was made solely for the convenience of the reader.

The Company will hold teleconferences to discuss its results today, November 18th, 2004, in both Hebrew and English. The Hebrew conference call will be held at 15:00 Israel time (8:00 AM New York time). The access numbers for the Hebrew conference call are 03-918-0610 in Israel, or +972-3-918-0610 from outside of Israel. The English conference call will be held at 10:00 AM New York time (17:00 in Israel). The access number from the U.S. or Canada is 800-289-0528, while the access number from outside the U.S. and Canada is +1-913-981-5522.

Taped replays of both teleconferences will be available after the call. To access the replay of the Hebrew teleconference, call 03-925-5951 in Israel, or +972-3-925-5951 from outside of Israel, until midnight, November 18th. To access the replay of the English teleconferences, call 888-203-1112 from the U.S. or Canada, and +1-719-457-0820 from outside the U.S. and Canada, until midnight, August 16th, and mention the access code 850129.

Blue Square is a leading retailer in Israel. A pioneer of modern food retailing in the region, Blue Square currently operates 164 supermarkets under different formats, each offering varying levels of service and pricing.

This press release may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to the Company’s business, financial condition, prospects and operating results. These statements are based on current expectations and projections that involve a number of risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constraints, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s Annual Report on Form 20-F and other filings with the Security and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

BLUE SQUARE – ISRAEL LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 30, 2004

	December 31,	September 30,		Convenience translation (note B) September 30, 2004
	2003	2003	2004
	NIS in thousands (see note A)			U.S.$ in thousands
	(Audited)	(Unaudited)		(Unaudited)

A s s e t s

CURRENT ASSETS:
Cash and cash equivalents	63,255	128,481	77,484	17,288
Marketable securities	15,137	-	-	-
Trade receivables	512,972	548,635	572,153	127,655
Other accounts receivable	118,762	281,485	208,048	46,419
Inventories	276,113	299,426	283,007	63,143

	986,239	1,258,027	1,140,692	254,505

INVESTMENT IN AN AFFILIATES	3,999	3,632	3,193	712

FIXED ASSETS, NET	2,073,169	2,088,978	2,027,304	452,321

INTANGIBLE ASSETS AND
DEFERRED CHARGES, NET	136,273	131,969	96,988	21,639

	3,199,680	3,482,606	3,268,177	729,177

BLUE SQUARE – ISRAEL LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 30, 2004

	December 31,	September 30,		Convenience translation (note B) September 30, 2004
	2003	2003	2004
	NIS in thousands (see note A)			U.S.$ in thousands
	(Audited)	(Unaudited)		(Unaudited)
Liabilities and shareholders' equity

CURRENT LIABILITIES:
Short-term credit from banks	212,521	262,656	159,257	35,533
Trade payables	700,626	795,852	880,757	196,510
Other payables and accrued expenses	361,923	531,323	445,073	99,302

	1,275,070	1,589,831	1,485,087	331,345

LONG-TERM LIABILITIES:
Long-term loans from banks, net of current maturities	286,084	282,034	412,406	92,014
Debentures	200,000	199,228	200,000	44,623
Convertible debentures	200,000	199,228	186,193	41,542
Deferred taxes	15,322	15,105	14,104	3,147
Accrued severance pay	25,599	26,983	26,051	5,811

	727,005	722,578	838,754	187,137

MINORITY INTEREST	160,265	155,231	93,343	20,826

SHAREHOLDERS' EQUITY:
Share capital	52,121	52,121	52,505	11,715
Additional paid-in capital	741,008	741,008	754,262	168,288
Retained earnings:
Dividend declared after balance sheet date	198,421	-	-	-
Unappropriated	45,790	221,837	44,226	9,866

	1,037,340	1,014,966	850,993	189,869

	3,199,680	3,482,606	3,268,177	729,177

BLUE SQUARE – ISRAEL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE NINE AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2004

	Year ended December 31	Nine months ended September 30,		Three months ended September 30,		Convenience translation (note B) for the three months ended September 30, 2004
	2003	2003	2004	2003	2004
	NIS in thousands except share and per share data (see note A)					U.S. $ in thousands
	(Audited)	(Unaudited)				(Unaudited)

Sales	5,170,510	3,875,119	3,988,851	1,339,242	1,384,523	308,907
Cost of sales	3,777,411	2,843,434	2,945,465	981,873	1,029,983	229,804

Gross profit	1,393,099	1,031,685	1,043,386	357,369	354,540	79,103

Selling general and administrative expenses	1,190,425	893,466	885,985	300,895	303,280	67,666

Operating income	202,674	138,219	157,401	56,474	51,260	11,437

Financial expenses, net	48,813	32,756	41,418	14,039	13,946	3,112
Amortization of goodwill	5,740	3,956	4,371	1,258	1,457	325
Other expenses, net	136,612	133,962	9,654	63,714	3,442	768

Income (loss) before taxes on income	11,509	(32,455)	101,958	(22,537)	32,415	7,232
Taxes on income (tax benefit)	8,445	(8,507)	38,210	(6,624)	10,830	2,418

Income (loss) after taxes on income	3,064	(23,948)	63,748	(15,913)	21,585	4,814
Share in profits (losses) of associated
companies -net	742	320	(806)	253	-	-
Minority interest	(10,852)	(5,792)	(10,116)	(1,436)	(2,659)	(593)

Net income (loss)	(7,046)	(29,420)	52,826	(17,096)	18,926	4,221

Earnings (loss) per ordinary share or ADS	(0.18)	(0.77)	1.37	(0.45)	0.49	0.11

Number of shares or ADS used to
compute earnings (loss) per share
for the period	38,400,000	38,400,000	38,784,336	38,400,000	38,784,336	38,784,336

BLUE SQUARE – ISRAEL LTD.
SELECTED OPERATING DATA

	For the nine months ended September 30,		For the three months ended September 30,		Convenience translation (note B) for the three months ended September 30, 2004 U.S.$
	2003 NIS	2004 NIS	2003 NIS	2004 NIS
	(Unaudited)				(Unaudited)

Sales (in millions)	3,875	3,989	1,339	1,385	309

Operating income (in millions)	138	157	56	51	11

EBITDA (in millions)
(excluding one-time expenses)	243	263	93	87	20

EBITDA margin
(excluding one-time expenses)	6.2%	6.6%	6.9%	6.3%	NA

Decrease in same store sales*	(12.4)%	(1.9)%	(9.9)%	(0.7)%	NA

Number of stores at end of period	163	164	163	164	NA
Stores opened during the period	5	7	4	3	NA
Stores closed during the period	15	4	3	1	NA

Total square meters at end of period	295,700	300,000	295,700	300,000	NA
Square meters added (closed)
during the period	3,100	9,200	13,900	2,900	NA

Sales per square meter	13,504	13,483	4,594	4,637	1,035

Sales per employee	563	594	190	202	45

        * Compared with the same period in the prior fiscal year.